Exhibit 99.1

Computing Heat Recycle Technology Development Center Sponsored by SAI.TECH Receives Grant from Marietta Community Foundation

SINGAPORE, June 17, 2024 (GLOBE NEWSWIRE) -- SAI.TECH Global Corporation (“SAI.TECH” or “SAI” or the “Company”) (NASDAQ: SAI, SAITW), announces that its sponsored Computing Heat Recycle Center Education Program has been honored by the Marietta local community and has been awarded grants from the Marietta Community Foundation for its spring cycle.

The Marietta Community Foundation recently announced its spring grant cycle, awarding a total of $97,290 in Community Impact Grant and Simple Solution Grant funds to local organizations addressing critical needs and enhancing community resilience in Washington County, as per an MCF media release. The Organization of Clean Energy and Climate Inc., according to the release, received $7,582 to support the Computing Heat Recycle Center Education Program. As a computing heat recycling technology development pioneer and sponsor of OCEC, SAI.TECH is proudly providing support for the Education Program by offering its SAI US R&D center as an education site and free leasement of its greenhouse facility which is heated by recycled computing heat.

The Computing Heat Recycle Center Education Program aims to involve students from local educational institutions in innovative learning opportunities, providing them with practical knowledge in data center, artificial intelligence and computing heat recycling for greenhouse operations, while also addressing food insecurity through produce grown in the computing heat recycling greenhouse.

As the sponsor of the granted program, SAI.TECH's Computing Heat Recycling R&D Center in Marietta is equipped with its unique Advanced Computing Center Ecosystem (ACCE), comprising the WITBOX, HEATBOX, and USERBOX systems.

•                  The WITBOX system hosts high-performance computing servers utilizing various liquid cooling technologies, which not only enhances efficiency in dissipating heat from server components but also facilitates the capture of computing heat for recycling. The WITBOX system can capture over 97% of the heat generated from computing servers.

•                  The HEATBOX system is designed to transfer, upgrade, supply, and regulate recycled computing heat, capable of demand-response heat supply and providing heating within a temperature range from 120°F to 290°F.

•                  The USERBOX system supports computing heat recycling applications, offering integrated solutions and products tailored for heating scenarios across various demands and industrial fields.

The Advanced Computing Center Ecosystem (ACCE) not only enables the development of cutting-edge computing facilities but also represents a significant leap forward in sustainability by harnessing and repurposing computing heat. The site and educational program spearheaded a transformative initiative, poised to revolutionize the intersection of technology, education, and environmental stewardship.

About the Computing Heat Technology Development Recycle Center

The first ACCE demonstration at the Computing Heat Recycle Technology Development Center comprises a 1 MW container-based computing server system, a 1 MW HEATBOX, and a 5,000 ft² greenhouse. This system can recycle computing heat up to 3.4 MMBTUH. If all recycled computing heat could replace traditional natural gas heating, the system expects to achieve a CO2 emission reduction of 286,000 lb./month, equivalent to CO2 emissions generated from burning 14,600 gallons of gasoline.

About OCEC

The Organization of Clean Energy and Climate ("OCEC") is a non-profit organization with the mission to perform research and study on more effective ways to use computing heat, develop the technology and system to demonstrate how residential, commercial, and industrial scenarios can recycle the computing heat waste as a replacement for traditional heating.

The OCEC operates to build the Computing Heat Recycle Technology Development Center in a way that benefits the local community. As the first of this kind of R&D center, OCEC continues to be the leader in this area, bringing the best computing heat recycling solution to the world, and being one of the key contributors to achieving carbon-neutral efforts.

For more information on OCEC, please visit https://ocec.co/.

About SAI.TECH

SAI.TECH is a Nasdaq-listed (SAI) sustainable distributed bitcoin mining operator headquartered in Singapore. SAI’s mission is to become a sustainable distributed digital asset mining operator and heating supplier globally, while simultaneously promote the clean transition of the bitcoin mining, power and heating industries.

In May 2022, SAI became a publicly traded company under the new ticker symbol “SAI” on the Nasdaq Stock Market (NASDAQ) through a merger with TradeUP Global Corporation. For more information on SAI.TECH, please visit https://sai.tech/.

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